SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                              CH ENERGY GROUP, INC.

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 ("Act") and submits the following information:

      1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

      The following response is as of December 31, 2003:

      CH Energy Group, Inc. ("Claimant") is a corporation organized and existing under the laws of the State of New York. Claimant is a holding company which acquires businesses and holds securities and/or interests in other corporations, partnerships and/or businesses. Claimant's principal place of business is 284 South Avenue, Poughkeepsie, New York 12601-4879. Claimant, as of December 31, 2003, has the following subsidiaries other than any EWG:

          Name and Location                    State of
          -----------------                    --------
              of Company                     Organization                      Nature of Business
              ----------                     ------------                      ------------------
--------------------------------------------------------------------------------------------------------------------
1.  Central Hudson Gas & Electric         New York            Generation, transmission and distribution of
Corporation, Poughkeepsie, New York                           electricity and the transmission and distribution of
("Central Hudson")                                            natural gas in New York State.  Central Hudson's
                                                              "franchise territory" generally extends about 85
                                                              miles along the Hudson River and about 25 to 40
                                                              miles east and west of such River.  The southern end
                                                              of that territory is about 25 miles north of New
                                                              York City and the northern end is about 10 miles
                                                              south of the City of Albany, N.Y.
--------------------------------------------------------------------------------------------------------------------

2.  Phoenix Development Company, Inc.,    New York            Real estate holding company for Central Hudson.
Poughkeepsie, New York ("Phoenix")
--------------------------------------------------------------------------------------------------------------------

3.  Central Hudson Enterprises            New York            Markets heating oil and related products and
Corporation, Poughkeepsie, New York                           services.  Invests in energy related businesses;
("CHEC")                                                      currently owns, directly or indirectly, the
                                                              affiliates referred to in 4 and 5 below.
--------------------------------------------------------------------------------------------------------------------

4.  SCASCO, Inc., Winsted, Connecticut    Connecticut         Engages in the distribution of fuel oil, gasoline,
("Scasco")                                                    diesel, kerosene, and propane and the installation
                                                              and maintenance of electrical services and heating,
                                                              ventilation, and cooling ("HVAC") equipment in the
                                                              States of Connecticut, Massachusetts and New York.
--------------------------------------------------------------------------------------------------------------------

5. Griffith Energy Services, Inc.,        New York            Engages in the distribution of fuel oil, gasoline,
Poughkeepsie, New York ("Griffith                             diesel, kerosene, and propane and the installation
Energy")                                                      and maintenance of HVAC equipment in the states of
                                                              Virginia, West Virginia, Maryland, Delaware, and
                                                              Pennsylvania and in Washington, D.C.
--------------------------------------------------------------------------------------------------------------------

      2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR


                                      (2)

MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

The following response is as of December 31, 2003:

            Generating Station, Location                   Fuel                       Net Capability (MW)
            -----------------------------                  ----                Summer (2003)      Winter (2002-3)
                and Percent Ownership                                          -------------      ---------------
                ---------------------
-----------------------------------------------------------------------------------------------------------------------
Neversink Hydro Station, Neversink, NY -- Neversink     Water                       20.5                   20.0
Reservoir Aqueduct Tunnel (100%)
-----------------------------------------------------------------------------------------------------------------------
Dashville Hydro Station, Rifton, NY -- Wallkill River   Water                        5.25                   5.5
(100%)
-----------------------------------------------------------------------------------------------------------------------
Sturgeon Pool Hydro Station, Rifton, NY -- Wallkill     Water                       15.75                  15.5
River (100%)
-----------------------------------------------------------------------------------------------------------------------
Groveville Mills Hydro Station, Beacon, NY - Fishkill   Water                        0.8                    0.8
Creek (100%)
-----------------------------------------------------------------------------------------------------------------------
High Falls Hydro Station, High Falls, NY  -- Rondout    Water                        3.25                   3
Creek (100%)
-----------------------------------------------------------------------------------------------------------------------
Coxsackie Gas Turbine, Coxsackie, New York (100%)       kerosene or                 19.6                   24.4
                                                        natural gas
-----------------------------------------------------------------------------------------------------------------------
South Cairo Gas Turbine, Cairo, New York (100%)         kerosene                    15.6                   22.4
-----------------------------------------------------------------------------------------------------------------------
                                                                  TOTAL             80.75                  91.6
-----------------------------------------------------------------------------------------------------------------------

      As of December 31, 2003, Central Hudson's electric transmission and distribution systems were comprised of 86 substations with a rated transformer capacity of approximately 4.5 million kVA, approximately 618 pole miles of overhead transmission lines, approximately 4.2 trench miles of underground transmission lines, approximately 7,694 circuit miles of overhead distribution lines and approximately 1,338 cable miles of underground distribution cables. Only a part of such transmission and distribution lines is located on property owned by Central Hudson. Central Hudson delivers electricity to approximately 286,000 customers. The electric system of Central Hudson is directly interconnected with other electric utility systems in New York, Connecticut, and New Jersey, and indirectly interconnected with most of the electric utility systems in the United States. Transmission Circuit Miles include: 345, 115 and 69 kV. Distribution Circuit Miles include: 34.5, 14.4, 13.2, 4.8 and 4.16 kV. The transformer kVA


                                      (3)
value is the summation of transformers' top nameplate ratings; the summation of Summer Normal ratings would be higher. Generator step-up transformers are included; spare transformers and generation station auxiliary transformers are excluded.

      Natural gas is delivered by transmission pipeline to Central Hudson at four locations: the Cedar Hill (NY) Gate Station interconnection with Tennessee Gas Pipeline Company ("Tennessee"), the Pleasant Valley (NY) Gate Station interconnection with Iroquois Gas Transmission System, L.P., the Mahopac (NY) Gate Station interconnection with Duke Energy Gas Transmission Company and the Tuxedo (NY) Gate Station interconnection with Columbia Gas Transmission Company ("Columbia"). Central Hudson is also interconnected with New York State Electric & Gas Corporation ("NYSEG") at two locations: natural gas is normally received from NYSEG at Hamptonburg (NY) and delivered to NYSEG at Walden (NY). Natural gas is distributed to approximately 68,000 industrial, commercial and residential customers through a network of 161 miles of transmission pipeline and 1,051 miles of distribution mains. Central Hudson owns and operates propane-air injection peaking facilities at Poughkeepsie and Newburgh, NY which are each nominally rated at 8,000 dekatherms per day of injection capability into the distribution system. In addition, Central Hudson has entered into long-term contracts with National Fuel Gas Corporation, Columbia, Tennessee, Texas Eastern and Dominion Transmission Corporations for a maximum total of 3.3 BCF of storage, located in various fields in the eastern United States.

      3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

      The following responses are as of December 31, 2003:

      Claimant and its subsidiaries, other than Central Hudson, are not "public utility companies" for the purposes of the Act.

      (a) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

                                  Electric (Kwhrs.)                 Gas (Mcf.)
                                  -----------------                 ----------
      Claimant                          None                           None

      Central Hudson  Retail:       4,465,923,762                   10,733,639
                      Wholesale:      260,747,755                      152,803

      (b) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.


                                      (4)

                                   Electric (Kwhrs.)                Gas (Mcf.)
                                   -----------------                ----------
      Claimant                          None                           None

      Central Hudson                    None                           None

      (c) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                                   Electric (Kwhrs.)                Gas (Mcf.)
                                   -----------------                ----------
      Claimant                          None                           None

      Central Hudson                    None                           None

      (d) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

                                   Electric (Kwhrs.)                Gas (Mcf.)
                                   -----------------                ----------
      Claimant                          None                           None

      Central Hudson                    None                        11,081,776

      4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

      (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS:

      None.

      (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

      None.

      (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY


                                      (5)

THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

      At December 31, 2003, Claimant had following capital invested in the EWG:

             Debt:     $ -0-
             Equity:   $ -0-

      (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

      None.

      (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

      None.


                                      (6)

EXHIBIT A.

      A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

      The consolidating financial statements, as of December 31, 2003, are attached hereto as Exhibit A.

EXHIBIT B.

      AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING-COMPANY SYSTEM.

      The Organizational Chart, as of December 31, 2003, is attached hereto as Exhibit B.


                                      (7)

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 24th day of February 2004.

                                   CH ENERGY GROUP, INC.


                                   By: /s/ Steven V. Lant
                                      ------------------------------------------
                                           Steven V. Lant
                                           President and Chief Executive Officer

Corporate Seal

Attest:

/s/ Lincoln E. Bleveans
-----------------------------------
     Lincoln E. Bleveans
     Secretary and Assistant Treasurer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Steven V. Lant
President and Chief Executive Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, New York 12601-4879


                                      (8)

                                    EXHIBIT A

           Consolidating Financial Statements of CH Energy Group, Inc.
                             as of December 31, 2003

Note: The Consolidating Financial Statements must show the consolidation with all of the subsidiaries' financial statements as of 12/31/2003.


                                      (i)

Exhibit A

                              CH ENERGY GROUP, INC.
                          Consolidated Income Statement
                     Twelve Months Ending December 31, 2003

                                           Holding Company    Consolidated      Consolidated
                                             CH Energy           Central       CH Enterprises   Reclassifications/    Consolidated
                                             Group, Inc          Hudson         Corporation        Eliminations      CH Energy Group
                                             ----------          ------         -----------        ------------      ---------------
Operating Revenues
  Electric                                           0         451,534,736                                             451,534,736
  Natural Gas                                        0         122,652,470                                             122,652,470
  Other                                                                  0        228,036,170        (2,052,950)       225,983,220
                                           -----------------------------------------------------------------------------------------
     Total - own territory                           0         574,187,206        228,036,170                 0        800,170,426
  Revenues from Electric sales to
    other utilities                                  0           5,860,333                                               5,860,333
  Revenues from Nat. Gas sales to
    other utilities                                  0             653,588                                                 653,588
                                           -----------------------------------------------------------------------------------------

                                                     0         580,701,127        228,036,170                 0        806,684,347
                                           -----------------------------------------------------------------------------------------

Operating Expenses
  Operation:
     Fuel Used in electric generation                0             841,039                  0                              841,039
     Purchased electricity                           0         267,916,310                  0                          267,916,310
     Purchased petroleum                                                 0        146,044,628        (2,052,950)       143,991,678
     Purchased natural gas                           0          76,451,785         12,314,937                           88,766,722
     Other expenses of operation                     0          82,081,644         56,195,360                          138,277,006
  Maintenance                                        0          25,023,283                  0                           25,023,283
  Depreciation and amortization                      0          27,274,846          6,336,308                           33,611,154
  Taxes, other than income tax                       0          31,725,449            230,606                           31,956,055
  Federal/State income tax                           0          (5,945,000)         1,800,879                           (4,144,121)
  Deferred income tax                                0          31,423,000                  0                           31,423,000
                                           -----------------------------------------------------------------------------------------

                                                     0         536,792,356        222,922,718        (2,052,950)       757,662,126
                                           -----------------------------------------------------------------------------------------

Operating Income                                     0          43,908,771          5,113,452         2,052,950         49,022,221
                                           -----------------------------------------------------------------------------------------

Other Income and Deductions
  Equity Earnings-Subscos.                  40,716,552                (236)                 0       (40,716,552)              (236)
  Allow. for equity funds used
    during constr.                                   0             436,127                  0                              436,127
  Federal/State  income tax                 (1,261,335)          1,243,000           (391,500)                            (409,835)
  Deferred income tax - credit                       0          (2,746,400)                 0                           (2,746,400)
  Other  income                              4,887,980                   0                  0        (2,462,057)         2,425,923
  Other - net                                 (358,697)         17,998,530            969,007                (1)        18,608,839
                                           -----------------------------------------------------------------------------------------

                                            43,984,500          16,931,021            577,507       (43,178,610)        18,314,418
                                           -----------------------------------------------------------------------------------------

Income Before Interest Charges              43,984,500          60,839,792          5,690,959       (41,125,660)        67,336,639
                                           -----------------------------------------------------------------------------------------

Interest and Other Charges
  Interest on mortgage bonds                         0             570,083                                                 570,083
  Interest on other long-term debt                   0          10,698,755                                              10,698,755
  Interest on short-term debt                        0             100,988                                                 100,988
  Other interest                                     0           9,726,511          2,462,208        (2,462,057)         9,726,662
  Allowance for borrowed funds used
     during construction                             0            (290,752)                                               (290,752)
  Amortization of premium & exp on debt              0           1,158,953                                               1,158,953
  Dividends on Preferred Stock                                   1,387,450                                               1,387,450
                                           -----------------------------------------------------------------------------------------

                                                     0          23,351,988          2,462,208        (2,462,057)        23,352,139
                                           -----------------------------------------------------------------------------------------

Net Income (Loss) fr. continuing
  operations                                43,984,500          37,487,804          3,228,751       (38,663,603)        43,984,500
Net Loss fr. discontinued
  operations                                                                                0                                    0
Gain on disposal of discontinued
  operations                                                                                0                                    0
Net Income (Loss)                           43,984,500          37,487,804          3,228,751       (38,663,603)        43,984,500
                                           -----------------------------------------------------------------------------------------

Income Avail for Common Stock               43,984,500          37,487,804          3,228,751       (38,663,603)        43,984,500

Dividends Declared on Common Stock          34,093,116                                                                  34,093,116
                                           -----------------------------------------------------------------------------------------

Balance Retained in the Business             9,891,384                                                                   9,891,384
                                           =========================================================================================

Exhibit A

                             C H Energy Group, Inc.
                           Consolidated Balance Sheet
                                December 31, 2003

                                                          Holding
                                                          Company           Consolidated
                                                         C H Energy           Central       C H Enterprises      Subsidiaries
                    ASSETS                               Group, Inc.           Hudson         Corporation          Subtotal
                    ------                              ------------       --------------   ---------------     --------------
Utility Plant
       Electric                                                            $  656,192,406                       $  656,192,406
       Gas                                                                    199,221,122                          199,221,122
       Common                                                                 104,531,688                          104,531,688

                                                        ------------       --------------    ------------       --------------
                                                                   0          959,945,216               0          959,945,216

Less: Accumulated Depreciation                                                309,207,946                          309,207,946

                                                        ------------       --------------    ------------       --------------
                                                                   0          650,737,270               0          650,737,270

Construction Work in Progress                                                  56,764,490                           56,764,490
                                                        ------------       --------------    ------------       --------------

      Net Utility Plant                                            0          707,501,760               0          707,501,760
                                                        ------------       --------------    ------------       --------------

Other Property and Plant                                      71,283              964,704      20,553,056           21,517,760
                                                        ------------       --------------    ------------       --------------

Intangible  Assets                                                 0                    0      81,980,247           81,980,247

Current Assets:
       Cash                                               11,847,991            2,328,127       4,145,345            6,473,472
       Cash Equivalents                                   97,121,198           10,392,024                           10,392,024
       Temporary Cash Investments                                                                                            0
       Other                                                                    4,968,237                            4,968,237
       Accounts Receivable from Customers                      2,536           37,486,746      23,733,992           61,220,738
       Accounts Receivable - Affiliates                      210,156              402,610                              402,610
       Accrued Unbilled Utility Revenues                                        7,617,959                            7,617,959
       Other Receivables                                           0            9,163,144       3,052,512           12,215,656
       Materials & Supplies:
            Fuel                                                               10,306,513                           10,306,513
            Construction & Operation                                            5,851,939       3,688,942            9,540,881
       Fair Value of Derivatives - Current                                        722,158         146,831              868,989
       Prepayments                                           171,500            9,245,516       2,491,981           11,737,497
                                                        ------------       --------------    ------------       --------------

Total Current  Assets                                    109,353,381           98,484,973      37,259,603          135,744,576
                                                        ------------       --------------    ------------       --------------

Other  Investments                                                 0            3,693,041                            3,693,041
Partnership Interest                                                                            4,409,035            4,409,035
Investment in CHG&E                                      268,094,877                    0                                    0
Investments in C H Services                              118,347,960                    0                                    0

                                                        ------------       --------------    ------------       --------------

       Total Other  Investments                          386,442,837            3,693,041       4,409,035            8,102,076

Deferred Charges and Other Assets
       Regulatory Assets - Related to Pension Plan                            124,209,664                          124,209,664
       Intangible Assets Related to Pension Plan                               24,447,185                           24,447,185
       Regulatory Assets                                                       67,474,359                           67,474,359
       Fair Value of Derivatives                                                        0                                    0
       Deferred Debits                                                          3,911,247                            3,911,247
       Prelim Survey & Investigation (A/C 183)                                          0                                    0
       Clearing Accounts (A/C 184)                                                495,910                              495,910
       Unamortized Deferred Expense (A/C 181)                                   3,901,095                            3,901,095
       Other Assets                                                                     0       5,957,249            5,957,249
                                                        ------------       --------------    ------------       --------------

                                                                   0          224,439,460       5,957,249          230,396,709
                                                        ------------       --------------    ------------       --------------

Accumulated Deferred Income Tax (Net)                                                   0       2,138,027            2,138,027
                                                        ------------       --------------    ------------       --------------

Partnerships                                                                                                                 0
Long Term Receivable from Affiliate                                                                                          0
                                                        ------------       --------------    ------------       --------------

Total  Assets                                           $495,867,501       $1,035,083,938    $152,297,217       $1,187,381,155
                                                        ============       ==============    ============       ==============


                                                                                                Consolidated
                                                                                                 C H Energy
                    ASSETS                            Eliminations      Reclassifications        Group, Inc.
                    ------                            -------------     -----------------     ----------------
Utility Plant
       Electric                                                                                 $  656,192,406
       Gas                                                                                         199,221,122
       Common                                                                                      104,531,688
                                                      -------------         ----------          --------------
                                                                  0                  0             959,945,216

Less:  Accumulated Depreciation                                                                    309,207,946
                                                      -------------         ----------          --------------
                                                                  0                  0             650,737,270

Construction Work in Progress                                                                       56,764,490
                                                      -------------         ----------          --------------

      Net Utility Plant                                           0                  0             707,501,760
                                                      -------------         ----------          --------------

Other Property and Plant                                                                            21,589,043
                                                      -------------         ----------          --------------

Intangible  Assets                                                                                  81,980,247

Current Assets:
       Cash                                                                                         18,321,463
       Cash Equivalents                                                                            107,513,222
       Temporary Cash Investments                                                                            0
       Other                                                                (4,968,237)                      0
       Accounts Receivable from Customers                                                           61,223,274
       Accounts Receivable - Affiliates                    (612,766)                                         0
       Accrued Unbilled Utility Revenues                                                             7,617,959
       Other Receivables                                                                            12,215,656
       Materials & Supplies:
            Fuel                                                                                    10,306,513
            Construction & Operation                                                                 9,540,881
       Fair Value of Derivatives - Current                                                             868,989
       Prepayments                                                0         11,405,893              23,314,890
                                                      -------------         ----------          --------------

                                                           (612,766)         6,437,656             250,922,847
Total  Current  Assets                                -------------         ----------          --------------

Other Investments                                                           (3,693,041)                      0
Partnership Interest                                                        (4,409,035)                      0
Investment in CHG&E                                    (427,159,389)
Investments in C H Services                              40,716,552                  0                       0
                                                      -------------         ----------          --------------

       Total Other Investments                         (386,442,837)        (8,102,076)                      0

Deferred Charges and Other Assets
       Regulatory Assets - Related to Pension Plan                                                 124,209,664
       Intangible Assets Related to Pension Plan                                                    24,447,185
       Regulatory Assets                                                                            67,474,359
       Fair Value of Derivatives                                                                             0
       Deferred Debits                                                      (3,911,247)                      0
       Prelim Survey & Investigation (A/C 183)                                                               0
       Clearing Accounts (A/C 184)                                            (495,910)                      0
       Unamortized Deferred Expense (A/C 181)                                                        3,901,095
       Other Assets                                                         12,509,233              18,466,482
                                                      -------------         ----------          --------------

                                                                  0          8,102,076             238,498,785
                                                      -------------         ----------          --------------

Accumulated Deferred Income Tax (Net)                    (2,138,027)                 0                       0
                                                      -------------         ----------          --------------

Partnerships                                                                                                 0
Long Term Receivable from Affiliate                               0                  0                       0
                                                      -------------         ----------          --------------

Total  Assets                                         ($389,193,630)        $6,437,656          $1,300,492,682
                                                      =============         ==========          ==============

                             C H Energy Group, Inc.
                           Consolidated Balance Sheet
                                December 31, 2003

                                                      Holding
                                                      Company              Consolidated
                                                     C H Energy               Central         C H Enterprises        Subsidiaries
          CAPITALIZATION and LIABILITIES             Group, Inc.              Hudson            Corporation             Subtotal
          ------------------------------            ------------          --------------      ----------------       --------------
Capitalization
       Common Stock                                 $  1,686,209          $   84,310,435        $  7,230,000         $   91,540,435
       Paid in Capital                               351,201,544             174,979,688          42,906,009            217,885,697
       Retained Earnings - Brought Forward           179,394,625              13,465,629          11,211,948             24,677,577
       Other Comprehensive Income                              0                                    (307,029)              (307,029)
       Treasury Stock                                (46,252,121)                                                                 0
       Capital Stock Expense - Preferred                                      (4,960,934)                                (4,960,934)
                                                    ------------          --------------        ------------         --------------

Total  Shareholder's  Equity                         486,030,257             267,794,818          61,040,928            328,835,746
                                                    ------------          --------------        ------------         --------------

Cumulative Preferred Stock
       Not Subject to Mandatory Redemption                                    21,030,000                                 21,030,000
       Subject to Mandatory Redemption                                                 0                                          0
                                                    ------------          --------------        ------------         --------------

                                                               0              21,030,000                   0             21,030,000
                                                    ------------          --------------        ------------         --------------

Long Term Debt                                                               278,950,000                   0            278,950,000
Unamortized Premium & Discount on Debt                                           (70,357)                                   (70,357)
Long Term Debt to Affiliate                                                                       57,000,000             57,000,000
                                                    ------------          --------------        ------------         --------------

                                                               0             278,879,643          57,000,000            335,879,643
                                                    ------------          --------------        ------------         --------------

                                                     486,030,257             567,704,461         118,040,928            685,745,389
                                                    ------------          --------------        ------------         --------------

Current Liabilities
        Current Maturities of Long-term Debt                                  15,000,000                                 15,000,000
        Notes Payable                                                         16,000,000                                 16,000,000
        Accounts Payable                                  31,625              33,069,061           7,501,704             40,570,765
        Accounts Payable - CH Energy Group, Inc.                                  14,909             195,246                210,155
        Accounts Payable - FIT - CHG&E                 6,866,054              (6,866,054)                                (6,866,054)
        Accounts Payable - FIT - CH Enterprises         (619,452)                                    619,452                619,452
        Accounts Payable - NYS - CHG&E                 1,423,483              (1,423,483)                                (1,423,483)
        Accounts Payable - NYS - CH Enterprises          (50,401)                                     50,401                 50,401
        Accounts Payable to Affiliates / Parent          112,120                                     290,490                290,490
        Accrued  FIT - CHG&E                          (8,372,668)                                                                 0
        Accrued  FIT - CH Enterprises                  3,674,893                                                                  0
        Accrued  NYS - CHG&E                          (1,555,576)                                                                 0
        Accrued  NYS - CH Enterprises                  1,171,126                                                                  0
        Accrued  Taxes - FIT                          (2,343,312)                                                                 0
        Accrued  Taxes - NYS                             899,574                                                                  0
        Accrued  Taxes - Other                            88,298                                                                  0
        Accrued Interest                                                       4,273,971                                  4,273,971
        Accrued Vacation                                                       3,904,100                                  3,904,100
        Customer Deposits                                                      5,689,653                                  5,689,653
        Dividends  Payable - Preferred                                           242,488                                    242,488
        Dividends  Payable - Common                    8,511,480                                                                  0
        Other                                                                  8,006,687          17,788,813             25,795,500

                                                    ------------          --------------        ------------         --------------

Total  Current  Liabilities                            9,837,244              77,911,332          26,446,106            104,357,438
                                                    ------------          --------------        ------------         --------------

Deferred Credits & Other Liabilities
        Customer Advance for Construction                                        151,494                                    151,494
        Other Deferred Credits (A/C 253)                                      62,095,180                                 62,095,180
        Regulatory Liabilities (A/C 254)                                     228,058,069                                228,058,069
        Miscellaneous Reserves                                                 5,042,980                                  5,042,980
        Other                                                                                      3,744,372              3,744,372
                                                    ------------          --------------        ------------         --------------

                                                               0             295,347,723           3,744,372            299,092,095
                                                    ------------          --------------        ------------         --------------

Accumulated Deferred Income Tax  (Net)                         0              94,120,422           4,065,811             98,186,233
                                                    ------------          --------------        ------------         --------------

Total Liabilities                                   $495,867,501          $1,035,083,938        $152,297,217         $1,187,381,155
                                                    ============          ==============        ============         ==============


                                                                                          Consolidated
                                                                                           C H Energy
          CAPITALIZATION and LIABILITIES           Eliminations      Reclassifications     Group, Inc.
          ------------------------------           ------------      -----------------   --------------
Capitalization
       Common Stock                               $  91,540,435                          $    1,686,209
       Paid in Capital                              217,857,677                             351,229,564
       Retained Earnings - Brought Forward           24,677,577                             179,394,625
       Other Comprehensive Income                                                              (307,029)
       Treasury Stock                                                                       (46,252,121)
       Capital Stock Expense - Preferred             (4,632,842)                               (328,092)
                                                   ------------          ----------      --------------

Total  Shareholder's  Equity                        329,442,847                   0         485,423,156
                                                   ------------          ----------      --------------

Cumulative Preferred Stock
       Not Subject to Mandatory Redemption                                                   21,030,000
       Subject to Mandatory Redemption                                                                0
                                                   ------------          ----------      --------------

                                                              0                   0          21,030,000
                                                   ------------          ----------      --------------

Long Term Debt                                                                              278,950,000
Unamortized Premium & Discount on Debt                                                          (70,357)
Long Term Debt to Affiliate                          57,000,000                                       0
                                                   ------------          ----------      --------------

                                                     57,000,000                   0         278,879,643
                                                   ------------          ----------      --------------

                                                    386,442,847                   0         785,332,799
                                                   ------------          ----------      --------------

Current Liabilities
        Current Maturities of Long-term Debt                                                 15,000,000
        Notes Payable                                                                        16,000,000
        Accounts Payable                                                                     40,602,390
        Accounts Payable - CH Energy Group, Inc.        210,155                                       0
        Accounts Payable - FIT - CHG&E                        0                                       0
        Accounts Payable - FIT - CH Enterprises               0                                       0
        Accounts Payable - NYS - CHG&E                        0                                       0
        Accounts Payable - NYS - CH Enterprises               0                                       0
        Accounts Payable to Affiliates / Parent         402,610                                       0
        Accrued  FIT - CHG&E                                              8,372,668                   0
        Accrued  FIT - CH Enterprises                                    (3,674,893)                  0
        Accrued  NYS - CHG&E                                              1,555,576                   0
        Accrued  NYS - CH Enterprises                                    (1,171,126)                  0
        Accrued  Taxes - FIT                                              2,343,312                   0
        Accrued  Taxes - NYS                                               (899,574)                  0
        Accrued  Taxes - Other                               (9)            (88,307)                  0
        Accrued Interest                                                                      4,273,971
        Accrued Vacation                                                                      3,904,100
        Customer Deposits                                                                     5,689,653
        Dividends  Payable - Preferred                                                          242,488
        Dividends  Payable - Common                                                           8,511,480
        Other                                                                                25,795,500

                                                   ------------          ----------      --------------

Total  Current  Liabilities                             612,756           6,437,656         120,019,582
                                                   ------------          ----------      --------------

Deferred Credits & Other Liabilities
        Customer Advance for Construction                                                       151,494
        Other Deferred Credits (A/C 253)                                                     62,095,180
        Regulatory Liabilities (A/C 254)                                                    228,058,069
        Miscellaneous Reserves                                                                5,042,980
        Other                                                                                 3,744,372
                                                   ------------          ----------      --------------

                                                              0                   0         299,092,095
                                                   ------------          ----------      --------------

Accumulated Deferred Income Tax  (Net)                2,138,027                   0          96,048,206
                                                   ------------          ----------      --------------

Total Liabilities                                  $389,193,630          $6,437,656      $1,300,492,682
                                                   ============          ==========      ==============

Exhibit A

                     Central Hudson Enterprises Corporation
              (A wholly owned subsidiary of CH Energy Group, Inc.)
                         Consolidating Income Statement
                       12 Months Ending December 31, 2003

                                                                        Unconsolidated
                                            -----------------------------------------------------------------------
                                                 CHEC             SCASCO            Griffith               Total
                                            -----------------------------------------------------------------------
Revenues                                    $  1,175,454       $ 42,833,459       $ 184,027,257       $ 228,036,170

                                            -----------------------------------------------------------------------
     Total Revenues                            1,175,454         42,833,459         184,027,257         228,036,170

Costs of Goods Sold                              742,007         31,137,542         133,262,304         165,141,853
                                            -----------------------------------------------------------------------

Gross Profit                                     433,447         11,695,917          50,764,953          62,894,317

Other Income (Expense):
    Equity in Parts. Income and Subs           3,694,337                 --                  --           3,694,337
    Interest Income                               15,111                                 16,054              31,165
    Interest Expense                            (119,475)          (401,983)         (1,800,277)         (2,321,735)
    Other Taxes                                       --                 --                  --                  --
    Loss on the sale of assets                   (20,195)          (106,387)             11,490            (115,092)
    Management Fees                              169,017                 --                  --             169,017
    Other Income                                   1,444            236,297             181,022             418,763

                                            -----------------------------------------------------------------------
Total Other Income                             3,740,239           (272,073)         (1,591,711)          1,876,455

Expenses:
    Operating  Expenses                               --          7,422,233          29,820,572          37,242,805
    Employee Costs                               275,533            505,213           2,637,889           3,418,635
    Professional Fees                            215,567            338,941             919,053           1,473,561
    Marketing and Selling                             --            414,186           2,690,157           3,104,343
    Management Fees                              103,294            434,777           1,816,667           2,354,738
    Office Rent, Utilities, Supplies              28,283                 --                  --              28,283
    Insurance and Employee Benefits              180,922            127,318             863,857           1,172,097
    Depreciation and Amortization Exp             39,283          1,532,320           4,764,705           6,336,308
    General and Administrative                        --            105,851           1,487,011           1,592,862
    Payroll Taxes                                 12,381                 --                  --              12,381
    Allowance for Doubtful Accounts             (219,568)                --                  --            (219,568)
    Travel Expenses                                3,636                 --                  --               3,636

                                            -----------------------------------------------------------------------
Total Other Expenses                             639,331         10,880,839          44,999,911          56,520,081

Income before Prov. for Income Taxes           3,534,355            543,005           4,173,331           8,250,691

Income Taxes                                     305,604            217,560           1,669,215           2,192,379
                                            -----------------------------------------------------------------------

Net Income                                     3,228,751            325,445           2,504,116           6,058,312

Retained Earnings at Beginning                 7,983,197            193,656           2,712,496          10,889,349

                                            -----------------------------------------------------------------------
Retained Earnings at End                    $ 11,211,948       $    519,101       $   5,216,612       $  16,947,661
                                            ========================================================================


                                                               Eliminations/Reclassifications
                                            -----------------------------------------------------------------------
                                                CHEC              SCASCO            Griffith             Total
                                            -----------------------------------------------------------------------
Revenues                                    $         --       $         --       $          --       $          --

                                            -----------------------------------------------------------------------
     Total Revenues                                   --                 --                  --                  --

Costs of Goods Sold                             (140,473)                                                  (140,473)
                                            -----------------------------------------------------------------------

Gross Profit                                     140,473                 --                  --             140,473

Other Income (Expense):
    Equity in Parts. Income and Subs          (2,829,561)                                                (2,829,561)
    Interest Income                                                                                              --
    Interest Expense                            (140,473)                                                  (140,473)
    Other Taxes                                                     (66,066)           (164,540)           (230,606)
    Loss on the sale of assets                                                                                   --
    Management Fees                             (169,017)                                                  (169,017)
    Other Income                                                                                                 --

                                            -----------------------------------------------------------------------
Total Other Income                            (3,139,051)           (66,066)           (164,540)         (3,369,657)

Expenses:
    Operating  Expenses                                            (222,502)           (117,593)           (340,095)
    Employee Costs                                                                                               --
    Professional Fees                                                                                            --
    Marketing and Selling                                                                                        --
    Management Fees                                                                                              --
    Office Rent, Utilities, Supplies                                                                             --
    Insurance and Employee Benefits                                                                              --
    Depreciation and Amortization Exp                                                                            --
    General and Administrative                                      (12,581)            (46,947)            (59,528)
    Payroll Taxes                                                                                                --
    Allowance for Doubtful Accounts                                                                              --
    Travel Expenses                                                                                              --

                                            -----------------------------------------------------------------------
Total Other Expenses                                  --           (235,083)           (164,540)           (399,623)

Income before Prov. for Income Taxes          (2,998,578)           169,017                  --          (2,829,561)

Income Taxes                                                                                                     --
                                            -----------------------------------------------------------------------

Net Income                                    (2,998,578)           169,017                  --          (2,829,561)

Retained Earnings at Beginning                                     (193,656)         (2,712,496)         (2,906,152)

                                            -----------------------------------------------------------------------
Retained Earnings at End                    $ (2,998,578)      $    (24,639)      $  (2,712,496)      $  (5,735,713)
                                            =======================================================================

                                                                        Consolidated
                                            -----------------------------------------------------------------------
                                                CHEC              SCASCO            Griffith             Total
                                            -----------------------------------------------------------------------
Revenues                                    $  1,175,454       $ 42,833,459       $ 184,027,257       $ 228,036,170

                                            -----------------------------------------------------------------------
     Total Revenues                            1,175,454         42,833,459         184,027,257         228,036,170

Costs of Goods Sold                              601,534         31,137,542         133,262,304         165,001,380
                                            -----------------------------------------------------------------------

Gross Profit                                     573,920         11,695,917          50,764,953          63,034,790

Other Income (Expense):
    Equity in Parts. Income and Subs             864,776                 --                  --             864,776
    Interest Income                               15,111                 --              16,054              31,165
    Interest Expense                            (259,948)          (401,983)         (1,800,277)         (2,462,208)
    Other Taxes                                       --            (66,066)           (164,540)           (230,606)
    Loss on the sale of assets                   (20,195)          (106,387)             11,490            (115,092)
    Management Fees                                   --                 --                  --                  --
    Other Income                                   1,444            236,297             181,022             418,763

                                            -----------------------------------------------------------------------
Total Other Income                               601,188           (338,139)         (1,756,251)         (1,493,202)

Expenses:
    Operating  Expenses                               --          7,199,731          29,702,979          36,902,710
    Employee Costs                               275,533            505,213           2,637,889           3,418,635
    Professional Fees                            215,567            338,941             919,053           1,473,561
    Marketing and Selling                             --            414,186           2,690,157           3,104,343
    Management Fees                              103,294            434,777           1,816,667           2,354,738
    Office Rent, Utilities, Supplies              28,283                 --                  --              28,283
    Insurance and Employee Benefits              180,922            127,318             863,857           1,172,097
    Depreciation and Amortization Exp             39,283          1,532,320           4,764,705           6,336,308
    General and Administrative                        --             93,270           1,440,064           1,533,334
    Payroll Taxes                                 12,381                 --                  --              12,381
    Allowance for Doubtful Accounts             (219,568)                --                  --            (219,568)
    Travel Expenses                                3,636                 --                  --               3,636

                                            -----------------------------------------------------------------------
Total Other Expenses                             639,331         10,645,756          44,835,371          56,120,458

Income before Prov. for Income Taxes             535,777            712,022           4,173,331           5,421,130

Income Taxes                                     305,604            217,560           1,669,215           2,192,379
                                            -----------------------------------------------------------------------

Net Income                                       230,173            494,462           2,504,116           3,228,751

Retained Earnings at Beginning                 7,983,197                 --                  --           7,983,197

                                            -----------------------------------------------------------------------
Retained Earnings at End                    $  8,213,370       $    494,462       $   2,504,116       $  11,211,948
                                            =======================================================================

Exhibit A

                     Central Hudson Enterprises Corporation
              (A wholly owned subsidiary of CH Energy Group, Inc.)
                           Consolidating Balance Sheet
                                December 31, 2003

                                                          Unconsolidated Balance Sheets - December 31, 2003
                                                ----------------------------------------------------------------------
                                                     CHEC              SCASCO            Griffith            Total
                                                ----------------------------------------------------------------------
Assets
Current Assets:
      Cash                                      $     670,004       $  1,414,860       $  1,335,078      $   3,419,942
      Accounts receivable, less
           allowance for doubtful accounts             49,776          4,605,380         19,078,836         23,733,992
      Due from affiliates                                                     --                 --                 --
      Notes receivable                                     --                 --          2,044,092          2,044,092
      Installment receivables, net                  1,008,420                 --                 --          1,008,420
      Inventory                                            --            968,039          2,720,903          3,688,942
      Prepaid                                          10,577            939,786          1,688,449          2,638,812
      Derivatives                                          --                 --                 --                 --
                                                ----------------------------------------------------------------------
           Total current assets                     1,738,777          7,928,065         26,867,358         36,534,200

Installment receivable                              3,834,461                 --                 --          3,834,461
Notes receivable                                   51,000,000            916,083            348,200         52,264,283
Deferred projects                                     858,505                 --                 --            858,505
Investments in partnerships                         4,409,035                 --                 --          4,409,035
Deferred income taxes                               1,531,172              7,623            599,232          2,138,027
Due from parent-FIT                                        --            116,042                 --            116,042
Due from parent-NYSIT                                      --                 --                 --                 --
Fixed assets, net                                          --          5,850,196         14,702,860         20,553,056
Intangibles, net                                           --          9,418,964         72,561,283         81,980,247
Investments in subsidiaries                        58,659,045                 --                 --         58,659,045

                                                ----------------------------------------------------------------------
           Total non current assets               120,292,218         16,308,908         88,211,575        224,812,701

                                                ----------------------------------------------------------------------
           Total assets                         $ 122,030,995       $ 24,236,973       $115,078,933      $ 261,346,901
                                                ======================================================================

Liabilities and shareholder's equity
Current liabilities:
      Accounts payable                          $      15,062       $  1,170,872       $  5,588,991      $   6,774,925
      Accrued expenses                              3,407,722          1,409,185          4,817,917          9,634,824
      Deferred revenue                                     --          1,537,576          6,660,168          8,197,744
      Due to affiliates                                    --                 --                 --                 --
      Due to parent-FIT                               491,966             84,038            159,490            735,494
      Due to parent-NYSIT                              50,401                 --                 --             50,401
      Due to parent                                    20,580             29,167            145,500            195,247
      Due to CHG&E                                     92,434             50,333            147,723            290,490
      Deferred income taxes                                --             35,422          4,030,389          4,065,811

                                                ----------------------------------------------------------------------
           Total current liabilities                4,078,165          4,316,593         21,550,178         29,944,936
                                                ----------------------------------------------------------------------

Notes Payable - Banks                                      --                 --                 --                 --
Other liabilities                                          --                 --          3,744,372          3,744,372
Notes Payable - Affiliated Companies               57,000,000          7,500,000         43,500,000        108,000,000
                                                ----------------------------------------------------------------------
           Total liabilities                       61,078,165         11,816,593         68,794,550        141,689,308
                                                ----------------------------------------------------------------------

Shareholder's equity:
      Capital stock                                 7,230,000              1,165                 10          7,231,175
      Additional paid-in capital                   42,906,009         17,148,835         40,500,000        100,554,844
      Retained earnings                            11,211,948            626,037          5,784,373         17,622,358
      Treasury stock                                       --         (5,400,000)                --         (5,400,000)
                                                ----------------------------------------------------------------------
           Shareholder's equity before
                other comprehensive income         61,347,957         12,376,037         46,284,383        120,008,377

      Other comprehensive income                     (395,127)            44,343                 --           (350,784)
                                                ----------------------------------------------------------------------
           Total shareholder's equity              60,952,830         12,420,380         46,284,383        119,657,593

                                                ----------------------------------------------------------------------
           Total liabilities and
                shareholder's equity            $ 122,030,995       $ 24,236,973       $115,078,933      $ 261,346,901
                                                ======================================================================


                                                                   Eliminations/Reclassifications
                                                ----------------------------------------------------------------------
                                                     CHEC               SCASCO           Griffith          Total
                                                ----------------------------------------------------------------------
Assets
Current Assets:
      Cash                                                                             $    725,403      $     725,403
      Accounts receivable, less
           allowance for doubtful accounts                                                                          --
      Due from affiliates                                  --                 --                 --                 --
      Notes receivable                                                                                              --
      Installment receivables, net                                                                                  --
      Inventory                                                                                                     --
      Prepaid                                   $          --       $    (85,662)      $    (61,169)          (146,831)
      Derivatives                                                         85,662             61,169            146,831
                                                ----------------------------------------------------------------------
           Total current assets                            --                 --            725,403            725,403

Installment receivable                                                                                              --
Notes receivable                                  (51,000,000)                                             (51,000,000)
Deferred projects                                                                                                   --
Investments in partnerships                                                                                         --
Deferred income taxes                                                                                               --
Due from parent-FIT                                                     (116,042)                             (116,042)
Due from parent-NYSIT                                                                                               --
Fixed assets, net                                                                                                   --
Intangibles, net                                                                                                    --
Investments in subsidiaries                       (58,659,045)                                             (58,659,045)

                                                ----------------------------------------------------------------------
           Total non current assets              (109,659,045)          (116,042)                --       (109,775,087)

                                                ----------------------------------------------------------------------
           Total assets                         $(109,659,045)      $   (116,042)      $    725,403      $(109,049,684)
                                                ======================================================================

Liabilities and shareholder's equity
Current liabilities:
      Accounts payable                          $          --       $      1,376       $    725,403      $     726,779
      Accrued expenses                                                    (7,054)           (36,701)           (43,755)
      Deferred revenue                                                                                              --
      Due to affiliates                                    --                 --                 --                 --
      Due to parent-FIT                                                 (116,042)                             (116,042)
      Due to parent-NYSIT                                                                                           --
      Due to parent                                                           (1)                                   (1)
      Due to CHG&E                                                                                                  --
      Deferred income taxes                                                                                         --

                                                ----------------------------------------------------------------------
           Total current liabilities                       --           (121,721)           688,702            566,981
                                                ----------------------------------------------------------------------

Notes Payable - Banks                                                                                               --
Other liabilities                                                                                                   --
Notes Payable - Affiliated Companies                                  (7,500,000)       (43,500,000)       (51,000,000)
                                                ----------------------------------------------------------------------
           Total liabilities                               --         (7,621,721)       (42,811,298)       (50,433,019)
                                                ----------------------------------------------------------------------

Shareholder's equity:
      Capital stock                                                       (1,165)               (10)            (1,175)
      Additional paid-in capital                                     (17,148,835)       (40,500,000)       (57,648,835)
      Retained earnings                                                 (626,037)        (5,784,373)        (6,410,410)
      Treasury stock                                                   5,400,000                 --          5,400,000
                                                ----------------------------------------------------------------------
           Shareholder's equity before
                other comprehensive income                 --        (12,376,037)       (46,284,383)       (58,660,420)

      Other comprehensive income                                           7,054             36,701             43,755
                                                ----------------------------------------------------------------------
           Total shareholder's equity                      --        (12,368,983)       (46,247,682)       (58,616,665)

                                                ----------------------------------------------------------------------
           Total liabilities and
                shareholder's equity            $          --       $(19,990,704)      $(89,058,980)     $(109,049,684)
                                                ======================================================================

                                                                    Consolidated
                                                ---------------------------------------------------    December 31, 2003
                                                     CHEC              SCASCO            Griffith            Total
                                                                                                       -----------------
Assets
Current Assets:
      Cash                                      $     670,004       $  1,414,860       $  2,060,481      $   4,145,345
      Accounts receivable, less
           allowance for doubtful accounts             49,776          4,605,380         19,078,836         23,733,992
      Due from affiliates                                  --                 --                 --                 --
      Notes receivable                                     --                 --          2,044,092          2,044,092
      Installment receivables, net                  1,008,420                 --                 --          1,008,420
      Inventory                                            --            968,039          2,720,903          3,688,942
      Prepaid                                          10,577            854,124          1,627,280          2,491,981
      Derivatives                                          --             85,662             61,169            146,831
                                                ----------------------------------------------------------------------
           Total current assets                     1,738,777          7,928,065         27,592,761         37,259,603

Installment receivable                              3,834,461                 --                 --          3,834,461
Notes receivable                                           --            916,083            348,200          1,264,283
Deferred projects                                     858,505                 --                 --            858,505
Investments in partnerships                         4,409,035                 --                 --          4,409,035
Deferred income taxes                               1,531,172              7,623            599,232          2,138,027
Due from parent-FIT                                        --                 --                 --                 --
Due from parent-NYSIT                                      --                 --                 --                 --
Fixed assets, net                                          --          5,850,196         14,702,860         20,553,056
Intangibles, net                                           --          9,418,964         72,561,283         81,980,247
Investments in subsidiaries                                --                 --                 --                 --

                                                ----------------------------------------------------------------------
           Total non current assets                10,633,173         16,192,866         88,211,575        115,037,614

                                                ----------------------------------------------------------------------
           Total assets                         $  12,371,950       $ 24,120,931       $115,804,336      $ 152,297,217
                                                ======================================================================

Liabilities and shareholder's equity
Current liabilities:
      Accounts payable                          $      15,062       $  1,172,248       $  6,314,394      $   7,501,704
      Accrued expenses                              3,407,722          1,402,131          4,781,216          9,591,069
      Deferred revenue                                     --          1,537,576          6,660,168          8,197,744
      Due to affiliates                                    --                 --                 --                 --
      Due to parent-FIT                               491,966            (32,004)           159,490            619,452
      Due to parent-NYSIT                              50,401                 --                 --             50,401
      Due to parent                                    20,580             29,166            145,500            195,246
      Due to CHG&E                                     92,434             50,333            147,723            290,490
      Deferred income taxes                                --             35,422          4,030,389          4,065,811

                                                ----------------------------------------------------------------------
           Total current liabilities                4,078,165          4,194,872         22,238,880         30,511,917
                                                ----------------------------------------------------------------------

Notes Payable - Banks                                      --                 --                 --                 --
Other liabilities                                          --                 --          3,744,372          3,744,372
Notes Payable - Affiliated Companies               57,000,000                 --                 --         57,000,000
                                                ----------------------------------------------------------------------
           Total liabilities                       61,078,165          4,194,872         25,983,252         91,256,289
                                                ----------------------------------------------------------------------

Shareholder's equity:
      Capital stock                                 7,230,000                 --                 --          7,230,000
      Additional paid-in capital                   42,906,009                 --                 --         42,906,009
      Retained earnings                            11,211,948                 --                 --         11,211,948
      Treasury stock                                       --                 --                 --                 --
                                                ----------------------------------------------------------------------
           Shareholder's equity before
                other comprehensive income         61,347,957                 --                 --         61,347,957

      Other comprehensive income                     (395,127)            51,397             36,701           (307,029)
                                                ----------------------------------------------------------------------
           Total shareholder's equity              60,952,830             51,397             36,701         61,040,928

                                                ----------------------------------------------------------------------
           Total liabilities and
                shareholder's equity            $ 122,030,995       $  4,246,269       $ 26,019,953      $ 152,297,217
                                                ======================================================================

                                    EXHIBIT B

                               Organization Chart
                            (as of December 31, 2003)

      Reference is made to Items 1 and 4 of this Form U-3A-2 for a description of the companies in Claimant's Holding Company System. Claimant, directly or indirectly, owns 100% of all affiliated companies.

                                    Claimant
                                        |
                   - - - - - - - - - - - - - - - - - - - - - -
                   |                                          |
                Central                                      CHEC
                Hudson                                        |
                   |                                          |
                   |                                 - - - - - - - - - - -
                Phoenix                              |                    |
                                                     |                    |
                                                  Scasco               Griffith
                                                                        Energy

                                      (ii)